Amanda R. Poe phone:: (901)543-5930 fax: (866)458-7898 e-mail: apoe@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

August 24, 2011

Via EDGAR and Email

Peggy Kim
Special Counsel
Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F. Street, NE
Washington, D.C. 20549-3628

Re:	Whitestone REIT Whitestone REIT Operating Partnership, L.P. Form S-4 (File No. 333-175610) Filed July 15, 2011 File No. 333-175610

Dear Ms. Kim:

On behalf of Whitestone REIT (“Whitestone” or the “Company”) and Whitestone REIT Operating Partnership, L.P. (the “Operating Partnership” and collectively with the Company the “Registrants”), this letter, along with Amendment No. 1 to the Registration Statement on Form S-4 of the Registrants (“Amendment No. 1”), are being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Commission (the “Staff”) in a letter dated July 27, 2011 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the version of Amendment No. 1 that is marked to show changes from the initial Registration Statement on Form S-4 filed with the Commission on July 15, 2011.

Form S-4

1.	Please confirm that you will file a Schedule TO-I in connection with this exchange offer as soon as practicable on the date of commencement. Refer to Rule 13e-4(c)(2).

The Registrants confirm that they will file a Schedule TO-I in connection with the exchange officer as soon as practicable on the date of commencement.

bassberry.com

Peggy Kim
Securities & Exchange Commission
August 24, 2011

2.	Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a).

The Registrants confirm that the offer will remain open for a full 20 business days, as required by Rule 14e-1(a).

3.
We note that each of the Class A common stock and the OP units appear to be a separate class of equity security registered under section 12(g) of the Exchange Act. Please revise throughout the document to indicate that you are conducting two separate exchange offers. In addition, please revise to disclose the maximum number of shares of Class B common stock being offered for the Class A common stock and the maximum number of shares of Class B common stock being offered for the OP units. Furthermore, please revise to clarify that if each offer is oversubscribed, you will accept tendered securities on a pro rata basis per class; in other words, that you will have separate proration pools for each of the Class A common stock and OP units. Refer to Rule 13e-4(f)(3).

In response to the Staff’s comment,  the disclosure on the cover page, pages 3, 19, and 23  has been revised to indicate that the Registrants are conducting two separate exchange offers and to disclose the maximum number of shares of Class B common stock being offered for each of the Class A common shares and the OP units. Further, pages 3 and 20 have been revised to reflect that if each exchange offer is oversubscribed, securities will be accepted on a pro rata basis in proportion to the number of securities of each class tendered.

4.	Please include a separate section to explain any material differences in the rights of security holders as a result of the transaction. See Item 4(a)(4) of Form S-4.

The section entitled “Comparison of Ownership of OP Units and Common Shares” has been added, beginning on page 62, which compares the rights of holders of OP units, Class A common shares and Class B common shares.

5.
Please state whether any officers or trustees intend to exchange their Class A common shares or OP units for Class B common shares. In addition, please include the information required by Item 8 of Schedule TO and corresponding Item 1008 of Regulation M-A.

The section entitled “Security Ownership of Certain Beneficial Owners and Management” has been added, beginning on page 40, as well as a statement that the Company's officers and trustees may participate in the exchange offer.

Documents Incorporated by Reference, page 1

6.	We note that the issuer does not meet the public float requirement in Form S-3 and therefore, the issuer is not eligible to incorporate by reference. Refer to General

Peggy Kim
Securities & Exchange Commission
August 24, 2011

Instruction B.1.c. of Form S-4 and General Instruction I.B.1. of Form S-3. Please revise.

The Company respectfully submits that it meets the S-3 eligibility requirements as set forth in General Instruction I.B.1 of Form S-3.  As of the date of filing the S-4, there were 7,510,331 Class B common shares outstanding, and 64,600 Class B common shares held by affiliates.  The last reported sale price of Class B common shares on July 14, 2011 was $13.05. Therefore, the aggregate market value of the outstanding Class B common shares held by non-affiliates, as of July 15, 2011, was $97,166,790.

Market for Securities, page 11

7.	Please revise to update the share information for the month of July 2011.

In response to the Staff’s comment, the share information on page 11 has been updated through August 2011.

Termination of the Exchange Offer, page 20

8.
Please refer to the last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

In response to the Staff’s comment, the disclosure on page 21 has been revised to remove the statement referenced above and to disclose the Registrants’ obligation, depending on the circumstances, to disclose certain waivers of triggered conditions and extend the exchange offer.

9.
Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

In response to the Staff’s comment, the disclosure on pages 21 and 22 has been revised to remove the language referenced above.  The Registrants hereby confirm their understanding that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.

Peggy Kim
Securities & Exchange Commission
August 24, 2011

Please feel free to contact me at the above number for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely, /s/ Amanda R. Poe